FORM 5
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holding Reported. Form 4 Transactions Reported.

1.  Name and Address of Reporting Person

   	Hodsoll, Frank
   	425 Corporate Circle
   	Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

   	Unique Mobility, Inc. (UQM)

3.  IRS Identification Number of Reporting Person, if an entity (Voluntary)

   	###-##-####

4.  Statement for Month/Year

   	March 1999

5.  If Amendment, Date of Original (Month/Year)

   	N/A

6.  Relationship of Reporting Person to Issuer

   	Director

7.  Individual or Joint/Group Reporting

    Individual

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

   	Line 1 - Common Stock

2.  Transaction Date (Month/Day/Year)

   	N/A

3.  Transaction Code (Instr. 8)

   	N/A

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

   	N/A

5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)

   	Line 1 - 2,000 shares

6.  Ownership Form:  Direct (D) or Indirect (I)  (Instr. 4)

   	Direct

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A


TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

   	Line 1 - Call option
   	Line 2 - Call option
   	Line 3 - Call option

2.  Conversion or Exercise Price of Derivative Security

   	Line 1 - $5.06
   	Line 2 - $5.06
   	Line 3 - $5.06

3.  Transaction Date (Month/Day/Year)

   	Line 1 - September 14, 1998
   	Line 2 - September 14, 1998
   	Line 3 - September 14, 1998

4.  Transaction Code (Instr. 8)

   	Line 1 - Code:  A
   	Line 2 - Code:  A
   	Line 3 - Code:  A

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

   	Line 1 - Amount:  5,333
   	Line 2 - Amount:  5,333
   	Line 3 - Amount:  5,334

6.  Date Exercisable and Expiration Date (Month/Day/Year)

   	Line 1 - Date exercisable: September 14, 1999
             Expiration Date: September 13, 2008
    Line 2 - Date exercisable: September 14, 2000
             Expiration Date: September 13, 2008
    Line 3 - Date exercisable: September 14, 2001
             Expiration Date: September 13, 2008

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

   	Line 1 - Title of Underlying Securities: Common Stock; Amount: 5,333 shares
   	Line 2 - Title of Underlying Securities: Common Stock; Amount: 5,333 shares
   	Line 3 - Title of Underlying Securities: Common Stock; Amount: 5,334 shares

8.  Price of Derivative Security (Instr. 5)

   	N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

   	Line 3 - Amount:  68,000 shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

   	Direct

11. Nature of Indirect Beneficial Ownership  (Instr. 4)

    N/A

Explanation of Responses:


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


      /s/ Frank Hodsoll
**Signature of Reporting Person                  Date:  April 25, 1999